November 14, 2005


Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

         Re:      TS Electronics, Inc.
                  File No.
                  Registration Statement on Form SB-2
                  Filed October 20, 2005

Dear Mr. Riedler:

On behalf of TS Electronics, Inc., a Delaware corporation (the "Company"), we have been authorized by the Company to present the following responses to the certain letter dated October 26, 2005 from the Staff (the "Comment Letter"), relating to the Company's Form SB-2 filed on October 25, 2005 (the "Form SB-2").

Concurrently with this response to the Comment Letter, the Company is filing Amendment No. 1 to the Form SB-2 (the "Amendment").

The Staff's comments have been set forth in italics to correspond to the Comment Letter.

Signatures
----------

With regard to the signatures, Form SB-2 includes requirements for signatures, including the signature of the company's chief accounting officer. Please see the instructions to signatures on Form SB-2.

         In response to the Staff's comment, the Company has made the requested change.

Share Registration
------------------

With regard to the registration of shares, we note that the company is registering significantly more shares than are listed on the selling security holder table.

         The Company has corrected the matter in the selling security holder table by reflecting the correct amount of shares after the offering for Mr. Evans.

Mr. Jeffrey Riedler
Securities & Exchange Commission
November 14, 2005
Page 2



Shares held by Mr. Evans
------------------------

We also note that Mr. Evans currently owns 703,836 shares, is listed as having zero shares after the offering but is only listed as selling 9275 shares. Please review these figures and advise us as to the discrepancy between Mr. Evans shares before and after the offering.

         The Company has revised the Form SB-2 to reflect Mr. Evans selling the entire amount of his shares (i.e. 703,836).

Allocated Shares
----------------

It appears that you have not properly allocated shares that are in the secondary offering as distinct from primary offerings. You must revise the registration statement to allocate a specific number of shares to the secondary offering.

         The  Company  is  not  conducting  a  primary   offering  and  is  only
registering shares of common stock for its selling stockholders.

Acceleration Request
--------------------

         In that the Company requests acceleration of the effective date of its Form SB-2/A filed on November 15 , 2005, it is furnishing this letter acknowledging the following:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have further requirements or questions, please do not hesitate to contact the undersigned at (650) 320-4599 or by facsimile at (650) 494-1387.

                                                     Very truly yours,

                               KING AND WOOD, LLP


                                                     By: /s/ Charles Law
                                                        ----------------
                                                        Charles Law


cc:      Zhilin Li















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